Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Second Quarter of 2023

BEIJING, CHINA, August 31, 2023 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading mobile social and entertainment platform in China, today announced its unaudited financial results for the second quarter of 2023.

Second Quarter of 2023 Highlights

•	Net revenues increased by 0.9% year over year to RMB3,137.7 million (US$432.7 million*) in the second quarter of 2023.

•	Net income attributable to Hello Group Inc. increased to RMB568.4 million (US$78.4 million) in the second quarter of 2023, from RMB345.6 million in the same period of 2022.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) increased to RMB632.1 million (US$87.2 million) in the second quarter of 2023, from RMB463.5 million in the same period of 2022.

•	Diluted net income per American Depositary Share (“ADS”) was RMB2.82 (US$0.39) in the second quarter of 2023, compared to RMB1.68 in the same period of 2022.

•	Non-GAAP diluted net income per ADS (note 1) was RMB3.14 (US$0.43) in the second quarter of 2023, compared to RMB2.22 in the same period of 2022.

•	Monthly Active Users (“MAU”) on Tantan application were 17.3 million in June 2023, compared to 24.8 million in June 2022.

•

For the Momo app total paying users was 7.9 million for the second quarter of 2023, compared to 8.6 million for the same period last year. Tantan had 1.4 million paying users for the second quarter of 2023 compared to 2.2 million from the year ago period.

First Half of 2023 Highlights

•	Net revenues decreased by 4.8% year over year to RMB5,956.5 million (US$821.4 million) for the first half of 2023.

•	Net income attributable to Hello Group Inc. was RMB958.7 million (US$132.2 million) for the first half of 2023, compared to RMB635.5 million during the same period of 2022.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,104.1 million (US$152.3 million) for the first half of 2023, compared to RMB862.0 million during the same period of 2022.

•	Diluted net income per ADS was RMB4.78 (US$0.66) for the first half of 2023, compared to RMB3.11 during the same period of 2022.

•	Non-GAAP diluted net income per ADS (note 1) was RMB5.49 (US$0.76) for the first half of 2023, compared to RMB4.16 during the same period of 2022.

“We delivered solid results in the second quarter, with strong financial performance and good progress on the execution of our various strategic priorities.” Commented Yan Tang, Chairman and CEO of Hello Group.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.2513 to US$1.00, the effective noon buying rate for June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

“We celebrated Momo’s 12th anniversary recently. I am glad to see how we have grown from a single-function app to a multi-brand listed company with a presence in several countries and regions. In Q2 we achieved the first year on year topline growth since the beginning of the pandemic three years ago, thanks to the stabilization and recovery of Momo’s cash cow business. The Group level profitability improved significantly both year on year and from the previous quarter, mainly due to our effective cost control initiatives, which led to Tantan’s break-even and the stable performance of Momo.” Commented Sichuan Zhang, COO of Hello Group.

Second Quarter of 2023 Financial Results

Net revenues

Total net revenues were RMB3,137.7 million (US$432.7 million) in the second quarter of 2023, an increase of 0.9% from RMB3,110.4 million in the second quarter of 2022.

Live video service revenues were RMB1,588.8 million (US$219.1 million) in the second quarter of 2023, an increase of 4.5% from RMB1,520.0 million during the same period of 2022. The increase was primarily attributable to the increase in average revenues per paying user (“ARPPU”) driven by new operational events and gamified features.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,499.5 million (US$206.8 million) in the second quarter of 2023, a decrease of 2.4% from RMB1,536.4 million during the same period of 2022. The decrease was mainly due to a decline in Momo and Tantan’s paying user, which put pressure on respective businesses value-added service revenues. However, the decrease was partially offset by the rapid revenue growth from the new standalone apps.

Mobile marketing revenues were RMB37.0 million (US$5.1 million) in the second quarter of 2023, an increase of 3.0% from RMB35.9 million during the same period of 2022.

Mobile games revenues were RMB2.6 million (US$0.4 million) in the second quarter of 2023, a decrease of 84.8% from RMB17.2 million in the second quarter of 2022. The decrease in mobile game revenues was mainly due to the Company’s strategic decision to pivot away from game distribution business.

Net revenues from the Momo segment increased from RMB2,779.5 million in the second quarter of 2022 to RMB2,816.6 million (US$388.4 million) in the second quarter of 2023, primarily due to the increase in net revenues from live video service and the new standalone apps. The increase completely offset the decrease of value-added service on Momo application. Net revenues from the Tantan segment decreased from RMB330.8 million in the second quarter of 2022 to RMB320.7 million (US$44.2 million) in the second quarter of 2023, due to the decrease in net revenues from membership subscription.

Cost and expenses

Cost and expenses were RMB2,515.5 million (US$346.9 million) in the second quarter of 2023, a decrease of 10.3% from RMB2,804.8 million in the second quarter of 2022. The decrease was primarily attributable to: (a) a decrease in sales and marketing expenses due to our initiatives to control cost and optimize Tantan’s channel marketing strategy and our reduction of marketing costs of new apps; (b) a decrease in salary expenses and share-based compensation expenses, due to our continuous optimization in personnel costs and the decreased fair value of newly granted share options. The decrease was partially offset by the increase in revenue sharing with broadcasters related to our live video service and with virtual gift recipients for new standalone apps.

Non-GAAP cost and expenses (note 1) were RMB2,451.8 million (US$338.1 million) in the second quarter of 2023, a decrease of 8.7% from RMB2,686.9 million during the same period of 2022.

Other operating income

Other operating income was RMB22.9 million (US$3.2 million) in the second quarter of 2023, a decrease from RMB40.6 million during the second quarter of 2022. The other operating income mainly consisted of government incentives and additional input VAT deduction.

Income from operations

Income from operations was RMB645.1 million (US$89.0 million) in the second quarter of 2023, compared to RMB346.2 million during the same period of 2022. Income from operations of the Momo segment was RMB618.8 million (US$85.3 million) in the second quarter of 2023, which increased from RMB483.5 million in the second quarter of 2022. Income from operations of the Tantan segment was RMB30.2 million (US$4.2 million) in the second quarter of 2023, compared to a loss from operations of RMB131.3 million in the second quarter of 2022.

Non-GAAP income from operations (note 1) was RMB708.8 million (US$97.8 million) in the second quarter of 2023, compared to RMB464.1 million during the same period of 2022. Non-GAAP income from operations of the Momo segment was RMB680.8 million (US$93.9 million) in the second quarter of 2023, which increased from RMB589.2 million in the second quarter of 2022. Non-GAAP income from operations of the Tantan segment was RMB31.9 million (US$4.4 million) in the second quarter of 2023, compared to a non-GAAP loss from operations of RMB119.0 million in the second quarter of 2022.

Income tax expenses

Income tax expenses were RMB166.0 million (US$22.9 million) in the second quarter of 2023, compared to RMB146.0 million in the second quarter of 2022. The increase was primarily due to the higher profit from Momo segment in the second quarter of 2023.

Net income

Net income was RMB567.6 million (US$78.3 million) in the second quarter of 2023, compared to RMB344.3 million during the same period of 2022. Net income from the Momo segment was RMB542.4 million (US$74.8 million) in the second quarter of 2023, compared to RMB482.0 million in the same period of 2022. Net income from the Tantan segment was RMB29.1 million (US$4.0 million) in the second quarter of 2023, compared to a net loss of RMB131.7 million in the second quarter of 2022.

Non-GAAP net income (note 1) was RMB631.3 million (US$87.1 million) in the second quarter of 2023, compared to RMB462.3 million during the same period of 2022. Non-GAAP net income from the Momo segment was RMB604.4 million (US$83.4million) in the second quarter of 2023, which increased from RMB587.6 million in the second quarter of 2022. Non-GAAP net income of the Tantan segment was RMB30.8 million (US$4.3 million) in the second quarter of 2023, compared to a non-GAAP net loss of RMB119.4 million in the second quarter of 2022.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB568.4 million (US$78.4 million) in the second quarter of 2023, compared to RMB345.6 million during the same period of 2022.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB632.1 million (US$87.2 million) in the second quarter of 2023, compared to RMB463.5 million during the same period of 2022.

Net income per ADS

Diluted net income per ADS was RMB2.82 (US$0.39) in the second quarter of 2023, compared to RMB1.68 in the second quarter of 2022.

Non-GAAP diluted net income per ADS (note 1) was RMB3.14 (US$0.43) in the second quarter of 2023, compared to RMB2.22 in the second quarter of 2022.

Cash and cash flow

As of June 30, 2023, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term investments, short-term restricted cash and long-term restricted cash totaled RMB11,267.4 million (US$1,553.9 million), compared to RMB13,398.8 million as of December 31, 2022. In the second quarter of 2023, we paid an equivalent of RMB937.2 million (US$129.3 million) cash dividend to our shareholders, and in late June we prepaid an equivalent of RMB2,258.5 million (US$322.1 million) cash to repurchase our convertible senior notes, which was settled in early July.

Net cash provided by operating activities in the second quarter of 2023 was RMB827.7 million (US$114.2 million), compared to RMB200.3 million in the second quarter of 2022.

First Half of 2023 Financial Results

Net revenues for the first half of 2023 were RMB5,956.5 million (US$821.4 million), a decrease of 4.8% from RMB6,258.5 million in the same period of 2022.

Net income attributable to Hello Group Inc. was RMB958.7 million (US$132.2 million) for the first half of 2023, compared to RMB635.5 million during the same period of 2022.

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,104.1 million (US$152.3 million) for the first half of 2023, compared to RMB862.0 million during the same period of 2022.

Diluted net income per ADS was RMB4.78 (US$0.66) during the first half of 2023, compared to RMB3.11 in the same period of 2022.

Non-GAAP diluted net income per ADS (note 1) was RMB5.49 (US$0.76) during the first half of 2023, compared to RMB4.16 in the same period of 2022.

Net cash provided by operating activities was RMB1,278.8 million (US$176.4 million) during the first half of 2023, compared to RMB243.7 million in the same period of 2022.

Recent Development

Execution of share repurchase program

On June 7, 2022, Hello Group’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares over the next 24 months. As of August 31, 2023, the Company has repurchased 12.1 million ADSs for US$57.2 million on the open market under this program, at an average purchase price of US$4.72 per ADS.

Business Outlook

For the third quarter of 2023, the Company expects total net revenues to be between RMB2.9 billion to RMB3.0 billion, representing a decrease of 10.3% to 7.2% year over year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Thursday, August 31, 2023, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on August 31, 2023).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10033114-tr54ev.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through September 7, 2023. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong:            800-930-639

Passcode:                10033114

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. We also operate a number of other applications to serve different social and entertainment demands from our users.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the third quarter of 2023, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter of 2023 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the third quarter of 2023 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the impact of the COVID-19 pandemic on the Company’s business operations and the economy in China, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months Ended June 30			First half year Ended June 30
	2022 RMB	2023 RMB	2023 US$	2022 RMB	2023 RMB	2023 US$
Net revenues:
Live video service	1,519,978	1,588,849	219,112	3,128,701	3,018,189	416,227
Value-added service	1,536,384	1,499,482	206,788	3,019,815	2,860,951	394,543
Mobile marketing	35,913	36,986	5,101	63,786	58,057	8,006
Mobile games	17,200	2,606	359	42,697	6,305	869
Other services	940	9,763	1,347	3,494	13,042	1,800

Total net revenues	3,110,415	3,137,686	432,707	6,258,493	5,956,544	821,445
Cost and expenses:
Cost of revenues	(1,797,846)	(1,819,559)	(250,929)	(3,619,234)	(3,483,747)	(480,431)
Research and development	(238,262)	(214,649)	(29,601)	(488,457)	(451,452)	(62,258)
Sales and marketing	(610,953)	(356,525)	(49,167)	(1,199,530)	(736,311)	(101,542)
General and administrative	(157,746)	(124,787)	(17,209)	(317,581)	(263,085)	(36,281)

Total cost and expenses	(2,804,807)	(2,515,520)	(346,906)	(5,624,802)	(4,934,595)	(680,512)
Other operating income, net	40,570	22,919	3,161	64,501	59,313	8,180

Income from operations	346,178	645,085	88,962	698,192	1,081,262	149,113
Interest income	93,630	115,321	15,903	191,487	215,108	29,665
Interest expense	(28,231)	(11,963)	(1,650)	(47,565)	(22,378)	(3,086)
Other gain or loss, net	66,303	4,565	630	77,922	4,565	630

Income before income tax and share of income on equity method investments	477,880	753,008	103,845	920,036	1,278,557	176,322
Income tax expenses	(146,045)	(165,969)	(22,888)	(296,819)	(288,582)	(39,797)

Income before share of income on equity method investments	331,835	587,039	80,957	623,217	989,975	136,525
Share of income (loss) on equity method investments	12,513	(19,439)	(2,681)	9,913	(32,914)	(4,539)

Net income	344,348	567,600	78,276	633,130	957,061	131,986

Less: net loss attributable to non-controlling interest	(1,221)	(795)	(110)	(2,324)	(1,623)	(224)

Net income attributable to the shareholders of Hello Group Inc.	345,569	568,395	78,386	635,454	958,684	132,210

Net income per share attributable to ordinary shareholders	0.87	1.50	0.21	1.60	2.54	0.35
Basic
Diluted	0.84	1.41	0.19	1.56	2.39	0.33
Weighted average shares used in calculating net income per ordinary share	396,777,496	377,920,901	377,920,901	396,013,164	377,471,487	377,471,487
Basic
Diluted	434,212,413	409,201,815	409,201,815	432,896,998	409,151,850	409,151,850

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months Ended June 30			First half year Ended June 30
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Net income	344,348	567,600	78,276	633,130	957,061	131,986
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(151,539)	107,975	14,890	(140,489)	110,156	15,191

Comprehensive income	192,809	675,575	93,166	492,641	1,067,217	147,177
Less: comprehensive income attributed to the non-controlling interest	8,915	10,188	1,405	6,879	8,518	1,175

Comprehensive income attributable to Hello Group Inc.	183,894	665,387	91,761	485,762	1,058,699	146,002

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31 2022 RMB	June 30 2023 RMB	June 30 2023 US$
Assets
Current assets
Cash and cash equivalents	5,018,129	4,615,319	636,482
Short-term deposits	5,300,000	3,250,000	448,195
Restricted cash	97,706	9,379	1,293
Short-term investments	300,240	305,730	42,162
Accounts receivable, net of allowance for doubtful accounts of RMB5,870 and RMB13,498 as of December 31, 2022 and June 30, 2023, respectively	188,711	203,239	28,028
Amounts due from related parties	55	—	—
Prepaid expenses and other current assets	819,706	2,953,856	407,355

Total current assets	11,724,547	11,337,523	1,563,515
Long-term deposits	2,600,000	3,000,000	413,719
Long-term restricted cash	82,766	87,016	12,000
Right-of-use assets, net	115,520	78,302	10,798
Property and equipment, net	172,984	141,230	19,477
Intangible assets, net	22,203	19,645	2,709
Rental deposits	20,737	19,786	2,729
Long-term investments	893,988	874,202	120,558
Other non-current assets	162,499	176,777	24,379
Deferred tax assets	34,343	33,885	4,673

Total assets	15,829,587	15,768,366	2,174,557

Liabilities and equity
Current liabilities
Accounts payable	617,022	638,944	88,116
Deferred revenue	484,775	462,636	63,800
Accrued expenses and other current liabilities	797,504	657,012	90,606
Amounts due to related parties	9,178	12,076	1,665
Lease liabilities due within one year	88,352	46,121	6,360
Income tax payable	68,765	65,048	8,971
Dividends payable	—	20,884	2,879
Deferred consideration in connection with business acquisitions	26,483	27,842	3,840
Convertible senior notes-current	2,646,168	2,425,857	334,541

Total current liabilities	4,738,247	4,356,420	600,778
Deferred tax liabilities	22,011	103,994	14,341
Lease liabilities	33,281	31,106	4,290
Other non-current liabilities	105,410	103,817	14,317

Total liabilities	4,898,949	4,595,337	633,726
Shareholder’s equity (i)	10,930,638	11,173,029	1,540,831

Total liabilities and shareholder’s equity	15,829,587	15,768,366	2,174,557

(i):	As of June 30, 2023, the number of ordinary shares outstanding was 379,047,992.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months Ended June 30			First half year Ended June 30
	2022 RMB	2023 RMB	2023 US$	2022 RMB	2023 RMB	2023 US$
Cash flows from operating activities:
Net income	344,348	567,600	78,276	633,130	957,061	131,986
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	28,081	18,787	2,591	56,060	41,631	5,741
Amortization of intangible assets	1,279	1,279	176	2,558	2,558	353
Share-based compensation	117,948	63,748	8,792	226,564	145,405	20,053
Share of (income) loss on equity method investments	(12,513)	19,439	2,681	(9,913)	32,914	4,539
Gain on repurchase of convertible senior notes	(66,303)	(4,565)	(630)	(77,922)	(4,565)	(630)
Cash received on distributions from equity method investments	1,708	1,349	186	1,708	1,349	186
Gain or loss on disposal of property and equipment	180	(527)	(73)	140	(460)	(63)
Provision of loss on receivable and other assets	365	1,022	141	367	10,204	1,407
Changes in operating assets and liabilities:
Accounts receivable	(9,927)	(20,117)	(2,774)	(7,278)	(20,665)	(2,850)
Prepaid expenses and other current assets	(13,584)	170,514	23,515	(57,562)	194,866	26,873
Amounts due from related parties	—	—	—	—	55	8
Rental deposits	3,136	951	131	683	951	131
Deferred tax assets	—	17	2	(1,576)	457	63
Other non-current assets	19,075	30,424	4,196	60,690	22,939	3,163
Accounts payable	(16,996)	11,459	1,580	(105,954)	31,838	4,391
Income tax payable	(30,714)	2,674	369	(35,288)	(3,719)	(513)
Deferred revenue	(11,921)	(14,062)	(1,939)	(54,535)	(22,873)	(3,154)
Accrued expenses and other current liabilities	(63,615)	(54,827)	(7,561)	(195,833)	(187,560)	(25,866)
Amount due to related parties	(3,240)	(272)	(38)	(3,397)	2,897	400
Deferred tax liabilities	(61,942)	48,397	6,674	(157,327)	82,517	11,380
Other non-current liabilities	(25,016)	(15,548)	(2,144)	(31,656)	(8,984)	(1,239)

Net cash provided by operating activities	200,349	827,742	114,151	243,659	1,278,816	176,359
Cash flows from investing activities:
Purchase of property and equipment	(21,694)	(11,010)	(1,518)	(43,341)	(21,244)	(2,930)
Payment for long-term investments	(55,343)	(9,000)	(1,241)	(55,343)	(9,000)	(1,241)
Purchase of short-term deposits	—	—	—	—	(497,342)	(68,587)
Cash received on maturity of short-term deposits	100,000	2,609,820	359,911	1,010,000	3,509,820	484,026
Cash received on investment income distribution	—	1,517	209	3,523	1,517	209
Purchase of long-term deposits	(400,000)	(1,350,000)	(186,174)	(1,550,000)	(1,350,000)	(186,174)
Cash received on maturity of long—term deposits	1,200,000	—	—	1,200,000	—	—
Other investing activities	318	947	131	322	1,685	232

Net cash provided by investing activities	823,281	1,242,274	171,318	565,161	1,635,436	225,535
Cash flows from financing activities:
Deferred payment for business acquisition	—	—	—	(5,563)	—	—
Proceeds from exercise of share options	2	16	2	33	19	3
Repurchase of ordinary shares	(2,335)	—	—	(2,335)	(3,237)	(446)
Repurchase of subsidiary’s share options	(21,110)	(2,557)	(353)	(25,537)	(4,096)	(565)
Dividends payment	(840,997)	(937,249)	(129,253)	(840,997)	(937,249)	(129,253)
Payment in relation to redemption of convertible bonds	(1,002,537)	(2,114,224)	(291,565)	(1,112,544)	(2,593,010)	(357,592)

Net cash used in financing activities	(1,866,977)	(3,054,014)	(421,169)	(1,986,943)	(3,537,573)	(487,853)
Effect of exchange rate changes	93,897	145,860	20,115	78,286	136,434	18,814

Net decrease in cash and cash equivalents	(749,450)	(838,138)	(115,585)	(1,099,837)	(486,887)	(67,145)
Cash, cash equivalents and restricted cash at the beginning of period	5,296,647	5,549,852	765,360	5,647,034	5,198,601	716,920
Cash, cash equivalents and restricted cash at the end of period	4,547,197	4,711,714	649,775	4,547,197	4,711,714	649,775

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months			Three months			Three months
	Ended June 30, 2022			Ended June 30, 2023			Ended June 30, 2023
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(1,797,846)	7,914	(1,789,932)	(1,819,559)	1,552	(1,818,007)	(250,929)	214	(250,715)
Research and development	(238,262)	23,965	(214,297)	(214,649)	13,821	(200,828)	(29,601)	1,906	(27,695)
Sales and marketing	(610,953)	10,894	(600,059)	(356,525)	6,813	(349,712)	(49,167)	940	(48,227)
General and administrative	(157,746)	75,175	(82,571)	(124,787)	41,562	(83,225)	(17,209)	5,732	(11,477)

Cost and operating expenses	(2,804,807)	117,948	(2,686,859)	(2,515,520)	63,748	(2,451,772)	(346,906)	8,792	(338,114)
Income from operations	346,178	117,948	464,126	645,085	63,748	708,833	88,962	8,792	97,754
Net income attributable to Hello Group Inc.	345,569	117,948	463,517	568,395	63,748	632,143	78,386	8,792	87,178

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	First half year			First half year			First half year
	Ended June 30, 2022			Ended June 30, 2023			Ended June 30, 2023
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(3,619,234)	10,992	(3,608,242)	(3,483,747)	3,187	(3,480,560)	(480,431)	440	(479,991)
Research and development	(488,457)	44,939	(443,518)	(451,452)	36,193	(415,259)	(62,258)	4,991	(57,267)
Sales and marketing	(1,199,530)	21,499	(1,178,031)	(736,311)	14,559	(721,752)	(101,542)	2,008	(99,534)
General and administrative	(317,581)	149,134	(168,447)	(263,085)	91,466	(171,619)	(36,281)	12,614	(23,667)

Cost and operating expenses	(5,624,802)	226,564	(5,398,238)	(4,934,595)	145,405	(4,789,190)	(680,512)	20,053	(660,459)
Income from operations	698,192	226,564	924,756	1,081,262	145,405	1,226,667	149,113	20,053	169,166
Net income attributable to Hello Group Inc.	635,454	226,564	862,018	958,684	145,405	1,104,089	132,210	20,053	152,263

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended June 30, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Net revenues:
Live video service	1,443,602	145,247	—	1,588,849	219,112
Value-added service	1,329,310	170,172	—	1,499,482	206,788
Mobile marketing	31,670	5,316	—	36,986	5,101
Mobile games	2,606	—	—	2,606	359
Other services	9,459	—	304	9,763	1,347

Total net revenues	2,816,647	320,735	304	3,137,686	432,707
Cost and expenses (ii):
Cost of revenues	(1,658,335)	(160,651)	(573)	(1,819,559)	(250,929)
Research and development	(163,040)	(51,609)	—	(214,649)	(29,601)
Sales and marketing	(282,903)	(72,378)	(1,244)	(356,525)	(49,167)
General and administrative	(116,197)	(6,198)	(2,392)	(124,787)	(17,209)

Total cost and expenses	(2,220,475)	(290,836)	(4,209)	(2,515,520)	(346,906)
Other operating income, net	22,648	271	—	22,919	3,161

Income (loss) from operations	618,820	30,170	(3,905)	645,085	88,962
Interest income	114,946	358	17	115,321	15,903
Interest expense	(11,963)	—	—	(11,963)	(1,650)
Other gain or loss, net	4,565	—	—	4,565	630

Income (loss) before income tax and share of income on equity method investments	726,368	30,528	(3,888)	753,008	103,845
Income tax expenses	(164,541)	(1,428)	—	(165,969)	(22,888)

Income (loss) before share of income on equity method investments	561,827	29,100	(3,888)	587,039	80,957
Share of loss on equity method investments	(19,439)	—	—	(19,439)	(2,681)

Net income (loss)	542,388	29,100	(3,888)	567,600	78,276

(ii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended June 30, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	1,437	115	—	1,552	214
Research and development	12,222	1,599	—	13,821	1,906
Sales and marketing	6,813	—	—	6,813	940
General and administrative	41,554	8	—	41,562	5,732

Total cost and expenses	62,026	1,722	—	63,748	8,792

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended June 30, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	618,820	30,170	(3,905)	645,085	88,962
Share-based compensation	62,026	1,722	—	63,748	8,792

Non-GAAP income (loss) from operations	680,846	31,892	(3,905)	708,833	97,754
Net income (loss)	542,388	29,100	(3,888)	567,600	78,276
Share-based compensation	62,026	1,722	—	63,748	8,792

Non-GAAP net income (loss)	604,414	30,822	(3,888)	631,348	87,068

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended June 30, 2022
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$[1]
Net revenues:
Live video service	1,403,596	116,382	—	1,519,978	226,927
Value-added service	1,321,967	214,417	—	1,536,384	229,376
Mobile marketing	35,913	—	—	35,913	5,362
Mobile games	17,200	—	—	17,200	2,568
Other services	782	—	158	940	140

Total net revenues	2,779,458	330,799	158	3,110,415	464,373
Cost and expenses (iii):
Cost of revenues	(1,631,584)	(165,696)	(566)	(1,797,846)	(268,411)
Research and development	(171,614)	(66,648)	—	(238,262)	(35,572)
Sales and marketing	(386,496)	(223,311)	(1,146)	(610,953)	(91,213)
General and administrative	(144,574)	(8,685)	(4,487)	(157,746)	(23,551)

Total cost and expenses	(2,334,268)	(464,340)	(6,199)	(2,804,807)	(418,747)
Other operating income	38,344	2,225	1	40,570	6,057

Income (loss) from operations	483,534	(131,316)	(6,040)	346,178	51,683
Interest income	93,506	52	72	93,630	13,979
Interest expense	(28,231)	—	—	(28,231)	(4,215)
Other gain or loss, net	66,303	—	—	66,303	9,899

Income (loss) before income tax and share of income on equity method investments	615,112	(131,264)	(5,968)	477,880	71,346
Income tax expenses	(145,628)	(417)	—	(146,045)	(21,804)

Income (loss) before share of income on equity method investments	469,484	(131,681)	(5,968)	331,835	49,542
Share of income on equity method investments	12,513	—	—	12,513	1,868

Net income (loss)	481,997	(131,681)	(5,968)	344,348	51,410

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended June 30, 2022
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	2,152	5,762	—	7,914	1,182
Research and development	17,659	6,306	—	23,965	3,578
Sales and marketing	10,693	201	—	10,894	1,626
General and administrative	75,134	41	—	75,175	11,223

Total cost and expenses	105,638	12,310	—	117,948	17,609

[1]

All translations from RMB to U.S. dollars are made at a rate of RMB6. 6981 to US$1.00, the effective noon buying rate for June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended June 30, 2022
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	483,534	(131,316)	(6,040)	346,178	51,683
Share-based compensation	105,638	12,310	—	117,948	17,609

Non-GAAP income (loss) from operations	589,172	(119,006)	(6,040)	464,126	69,292
Net income (loss)	481,997	(131,681)	(5,968)	344,348	51,410
Share-based compensation	105,638	12,310	—	117,948	17,609

Non-GAAP net income (loss)	587,635	(119,371)	(5,968)	462,296	69,019

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First half year Ended June 30, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Net revenues:
Live video service	2,733,320	284,869	—	3,018,189	416,227
Value-added service	2,522,854	338,097	—	2,860,951	394,543
Mobile marketing	51,691	6,366	—	58,057	8,006
Mobile games	6,305	—	—	6,305	869
Other services	12,596	—	446	13,042	1,800

Total net revenues	5,326,766	629,332	446	5,956,544	821,445
Cost and expenses (iv):
Cost of revenues	(3,158,866)	(323,765)	(1,116)	(3,483,747)	(480,431)
Research and development	(332,348)	(119,104)	—	(451,452)	(62,258)
Sales and marketing	(595,543)	(138,230)	(2,538)	(736,311)	(101,542)
General and administrative	(244,275)	(13,944)	(4,866)	(263,085)	(36,281)

Total cost and expenses	(4,331,032)	(595,043)	(8,520)	(4,934,595)	(680,512)
Other operating income	58,126	1,125	62	59,313	8,180

Income (loss) from operations	1,053,860	35,414	(8,012)	1,081,262	149,113
Interest income	214,477	562	69	215,108	29,665
Interest expense	(22,378)	—	—	(22,378)	(3,086)
Other gain or loss, net	4,565	—	—	4,565	630

Income (loss) before income tax and share of income on equity method investments	1,250,524	35,976	(7,943)	1,278,557	176,322
Income tax expenses	(286,183)	(2,399)	—	(288,582)	(39,797)

Income (loss) before share of income on equity method investments	964,341	33,577	(7,943)	989,975	136,525
Share of income on equity method investments	(32,914)	—	—	(32,914)	(4,539)

Net income (loss)	931,427	33,577	(7,943)	957,061	131,986

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First half year Ended June 30, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	3,055	132	—	3,187	440
Research and development	25,392	10,801	—	36,193	4,991
Sales and marketing	14,554	5	—	14,559	2,008
General and administrative	91,450	16	—	91,466	12,614

Total cost and expenses	134,451	10,954	—	145,405	20,053

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First half year ended June 30, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Operating income (loss)	1,053,860	35,414	(8,012)	1,081,262	149,113
Share-based compensation	134,451	10,954	—	145,405	20,053

Non-GAAP operating income (loss)	1,188,311	46,368	(8,012)	1,226,667	169,166
Net income (loss)	931,427	33,577	(7,943)	957,061	131,986
Share-based compensation	134,451	10,954	—	145,405	20,053

Non-GAAP net income (loss)	1,065,878	44,531	(7,943)	1,102,466	152,039

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First half year Ended June 30, 2022
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Net revenues:
Live video service	2,887,119	241,582	—	3,128,701	467,103
Value-added service	2,581,559	438,256	—	3,019,815	450,847
Mobile marketing	63,786	—	—	63,786	9,523
Mobile games	42,697	—	—	42,697	6,374
Other services	3,172	—	322	3,494	521

Total net revenues	5,578,333	679,838	322	6,258,493	934,368
Cost and expenses (v):
Cost of revenues	(3,276,411)	(341,911)	(912)	(3,619,234)	(540,337)
Research and development	(359,913)	(128,544)	—	(488,457)	(72,925)
Sales and marketing	(704,176)	(493,458)	(1,896)	(1,199,530)	(179,085)
General and administrative	(291,770)	(16,761)	(9,050)	(317,581)	(47,414)

Total cost and expenses	(4,632,270)	(980,674)	(11,858)	(5,624,802)	(839,761)
Other operating income	56,690	7,769	42	64,501	9,630

Income (loss) from operations	1,002,753	(293,067)	(11,494)	698,192	104,237
Interest income	191,249	104	134	191,487	28,588
Interest expense	(47,565)	—	—	(47,565)	(7,101)
Other gain or loss, net	77,922	—	—	77,922	11,633

Income (loss) before income tax and share of income on equity method investments	1,224,359	(292,963)	(11,360)	920,036	137,357
Income tax expenses	(295,733)	(1,086)	—	(296,819)	(44,314)

Income (loss) before share of income on equity method investments	928,626	(294,049)	(11,360)	623,217	93,043
Share of income on equity method investments	9,913	—	—	9,913	1,480

Net income (loss)	938,539	(294,049)	(11,360)	633,130	94,523

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First half year Ended June 30, 2022
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	3,999	6,993	—	10,992	1,641
Research and development	36,112	8,827	—	44,939	6,709
Sales and marketing	21,283	216	—	21,499	3,210
General and administrative	149,047	87	—	149,134	22,265

Total cost and expenses	210,441	16,123	—	226,564	33,825

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First half year ended June 30, 2022
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Operating income (loss)	1,002,753	(293,067)	(11,494)	698,192	104,237
Share-based compensation	210,441	16,123	—	226,564	33,825

Non-GAAP operating income (loss)	1,213,194	(276,944)	(11,494)	924,756	138,062
Net income (loss)	938,539	(294,049)	(11,360)	633,130	94,523
Share-based compensation	210,441	16,123	—	226,564	33,825

Non-GAAP net income (loss)	1,148,980	(277,926)	(11,360)	859,694	128,348